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                              June 30, 2022

       Eugene Williams
       Chairman and Chief Executive Officer
       ProMIS Neurosciences Inc.
       Suite 200, 1920 Yonge Street
       Toronto, Ontario
       M4S 3E2

                                                        Re: ProMIS
Neurosciences Inc.
                                                            Registration
Statement on Form 10
                                                            Filed June 22, 2022
                                                            File No. 001-41429

       Dear Mr. Williams:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Registration Statement on Form 10 filed June 22, 2022

       Development of a Therapy for the Treatment of ALS
       PMN267, page 14

   1. Please revise your description of the PMN267 transgenic mouse model to eliminate the term "encouraging." You
may describe the referenced model and present the
                                                        objective results that
lead you to conclude that the results are encouraging. Please also revise your description
of the in vitro studies performed in collaboration with Dr. Gene
                                                        Yeo at University of
California San Diego to provided more detailed and quantified information relating to
the misfolded TDP-43 reduction.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eugene Williams
ProMIS Neurosciences Inc.
June 30, 2022
Page 2

       You may contact Gary Newberry at 202-551-3761 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,
FirstName LastNameEugene Williams
                                                          Division of
Corporation Finance
Comapany NameProMIS Neurosciences Inc.
                                                          Office of Life
Sciences
June 30, 2022 Page 2
cc:       Thomas M. Rose, Esq.
FirstName LastName